As filed with the Securities and Exchange Commission on June 26, 2015	Registration No. 333-197563

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_________________________________

FORM F-6/A
POST-EFFECTIVE AMENDMENT NO. 1 TO
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS
__________________

REED ELSEVIER N.V. (1)
(Exact name of issuer of deposited securities as specified in its charter)
__________________

N/A
(Translation of issuer’s name into English)
__________________

The Netherlands
(Jurisdiction of incorporation or organization of issuer)
_________________________________

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)
__________________

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
 (Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
__________________

Kenneth Thompson II
Reed Elsevier Inc.
9443 Springboro Pike, B4/F5/S14
Miamisburg, Ohio 45342
(937) 865-7606
(Address, including zip code, and telephone number, including area code, of agent for service)
_________________________________

Copies to:
D. Rhett Brandon, Esq. MarkA. Brod, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, NY 10036-6710
_________________________________

It is proposed that this filing become effective under Rule 466:	☐ ☑	immediately upon filing. on July 1, 2015 at 8:00 AM.

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☐

(1) Effective July 1, 2015, the registrant’s name will change to “RELX N.V.”

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (14), (17) and (18).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraphs (14), (15) and (17).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (13); Reverse of Receipt - Paragraphs (16) and (17).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14), (15) and (16).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (15) and (19).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22), (23) and (24) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (14).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), and (9).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (8); Reverse of Receipt - Paragraphs (21) and (22).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (11).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (13).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file or submit certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

Effective July 1, 2015, the Company’s name will change to “RELX N.V.”

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Amended and Restated Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.   EXHIBITS

(a)(i)       Form of Amendment No. 1 to Amended and Restated Deposit Agreement, by and among RELX N.V. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (“Deposit Agreement”).  — Filed herewith as Exhibit (a)(i).

(a)(ii)     Amended and Restated Deposit Agreement, dated as of August 1, 2014, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder. —  Filed herewith as Exhibit (a)(ii).

(b)        Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  — None.

(c)        Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years.  — None.

(d)        Opinion of counsel for the Depositary as to the legality of the securities to be registered.  — previously filed.

(e)        Certificate under Rule 466.  — Filed herewith as Exhibit (e).

(f)        Powers of Attorney for certain officers and directors and the authorized representative of the Company, dated July 22, 3014. — previously filed.

(g)        Powers of Attorney for certain officers of the Company, dated June 26, 2015. — Set forth on the signature pages hereto.

Item 4.   UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, as amended from time to time, by and among Reed Elsevier N.V., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 26th day of June, 2015.

Legal entity created by the Amended and Restated Deposit Agreement, as amended from time to time, under which the American Depositary Shares registered hereunder are to be issued to represent Ordinary Shares of Reed Elsevier N.V.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Mark Gherzo
Name: Mark Gherzo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Reed Elsevier N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Amsterdam, The Netherlands, on June 26, 2015.

REED ELSEVIER N.V.

By:	/s/ Jans van der Woude
Name: Jans van der Woude
Title: Company Secretary

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that Nick Luff, whose signature appears below, constitutes and appoints each of Jans van der Woude, Alan McCulloch, Henry A. Udow and Kenneth R. Thompson, II to act as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by or on behalf of the following persons in the following capacities on June 26, 2015.

Signature	Title

*	Chief Executive Officer and Executive Director
Erik Engstrom	(Principal Executive Officer)

/s/ Nick Luff	Chief Financial Officer and Executive Director
Nick Luff	(Principal Financial Officer and Principal Accounting Officer)

*	Director
Anthony Habgood

*	Director
Dr. Wolfhart Hauser

Signature	Title

*	Director
Adrian Hennah

*	Director
Lisa Hook

*	Director
Marike van Lier Lels

*	Director
Robert Polet

*	Director
Linda Sanford

*	Director
Ben van der Veer

/s/ Kenneth Thompson II	Authorized Representative in the U.S.
Kenneth Thompson II

*By:	/s/ Kenneth Thompson II
Kenneth Thompson II
Attorney-in-Fact

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Amended and Restated Deposit Agreement

(a)(ii)	Amended and Restated Deposit Agreement

(e)	Certificate under Rule 466